Exhibit 5.1

May 23, 2022

Aspen Technology, Inc.
20 Crosby Drive
Bedford, Massachusetts 01730

Ladies and Gentlemen:

In my capacity as General Counsel of Aspen Technology, Inc., a Delaware corporation (the “Company”), I have acted as counsel to the Company in connection with the preparation of the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by the Company with the Securities and Exchange Commission for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of 6,660,872 shares (the “Shares”) of the Company’s common stock, $0.0001 par value per share, which Shares are to be issued from time to time pursuant to the Company’s 2022 Employee Stock Purchase Plan (the “ESPP”), the Company’s 2022 Omnibus Incentive Plan (the “2022 Plan”) and the Rollover Awards (as defined below). This opinion letter is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

In connection with the Transaction Agreement and Plan of Merger, dated October 10, 2021, among AspenTech Corporation (as Aspen Technology, Inc.) (“Former AspenTech”), Emerson Electric Co., Emerson Worldwide Inc., the Company (which was named Emersub CX, Inc. and was renamed Aspen Technology, Inc.) and Emersub CXI, Inc., as amended (the “Transaction Agreement”), the transaction contemplated by the Transaction Agreement (the “Transactions”), certain equity awards of Former AspenTech were converted into rights to receive equity awards of the Company (the “Rollover Awards”).

For purposes of rendering the opinion set forth below, I have examined copies of the ESPP, the 2022 Plan, the Transaction Agreement, the Registration Statement, the Company’s Amended and Restated Certificate of Incorporation, the Company’s Amended and Restated Bylaws, and corporate actions of the Company providing for the approval of the ESPP, the 2022 Plan and the issuance of the Shares thereunder, and I have made such additional investigation as I have deemed appropriate. I have also examined and relied upon certificates of public officials and, in rendering my opinion, have made the assumptions that are customary in opinion letters of this kind. I have not verified any of those assumptions.

Based upon and subject to the foregoing and the additional qualifications and other matters set forth below, I am of the opinion that the Shares have been duly and validly authorized and reserved for issuance and that the Shares, when issued in accordance with the terms of the ESPP, the 2022 Plan or pursuant to the Rollover Awards, will be validly issued, fully paid and nonassessable.

The opinion expressed in this opinion letter is limited to the laws of the State of Delaware. The foregoing opinion is rendered as of the date of this letter. I assume no obligation to update or supplement such opinion in order to reflect any changes of law or fact that may occur.

I am furnishing this opinion letter to you solely in connection with the Registration Statement. You may not rely on this opinion letter in any other connection, and it may not be furnished to or relied upon by any other person for any purpose, without my specific prior written consent. I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving my consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Frederic G. Hammond
Frederic G. Hammond